EXHIBIT NO. 3

RITCHIE BROS. AUCTIONEERS INCORPORATED

Management’s Discussion and Analysis of Financial Condition

And Results of Operations

For the Year Ended December 31, 2004

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2004 compared to the year ended December 31, 2003. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this document, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 21, 2005. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and at December 31, 2004 we operated from 110 locations, including 29 auction sites, in 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries.

We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within the global industrial equipment market are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Analysts estimate that approximately $100 billion of the type of equipment we sell changes hands each year; our share of this market is less than 2%.

In recent periods, an average of approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volume at our auctions is affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used trucks and equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between truck and equipment owners are still the dominant type of transaction in the used truck and equipment markets.

We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our highly publicized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our Internet tools and our in-depth experience in the marketplace.

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Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum prices for anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963.

We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract them to the auction, and they are willing to travel long distances because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions. Evidence of this is the fact that in recent periods, an average of over 50% of the equipment sold at any particular auction leaves the region of the sale. We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users of trucks and equipment rather than resellers, is appealing to sellers of used equipment and generates a greater volume of consigned equipment than our competitors. Higher consignment volumes attract more bidders, which in turn attract greater consignments, and so on. During the year ended December 31, 2004, we had more than 202,000 bidder registrations at our auctions, compared to approximately 181,000 in 2003. We received nearly 25,000 consignments in 2004, compared to almost 23,000 in 2003. A consignment is typically comprised of multiple lots.

One of our primary goals is to continue to grow our gross auction sales, which is the total proceeds from all items sold. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion into new and emerging markets and regions, particularly within Europe, North America and Asia. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there are opportunities for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of their assets, we will pursue that opportunity.

We are also using the Internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. Nearly 20% of the bidders at our auctions in 2004 participated over the Internet. In addition, we continue to develop our technical and physical infrastructure, as well as our recruiting and training programs, in order to improve the productivity of our employees and to enhance the service we provide to our customers. A key aspect of our plans for the future is a recently launched strategic initiative (referred to internally as Mission 2007 or M07) that has as its goal the development of more efficient, consistent and scalable business processes to support our growth objectives. We are aiming to have the core aspects of this initiative completed by the end of 2007.

During the year ended December 31, 2004, we conducted 147 unreserved industrial auctions at locations in North America, Europe, the Middle East and Australia. Although our auctions vary in size, the average Ritchie Bros. industrial auction in 2004 attracted over 1,300 bidders and featured approximately 1,200 lots consigned by nearly 170 consignors. The average gross auction sales at these auctions was approximately $12.0 million. We also held 93 smaller unreserved agricultural auctions in 2004. Approximately 57% of our auction revenues was earned from operations in the United States (2003 – 57%), 20% was earned in Canada (2003 – 19%) and the remaining 23% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (2003 – 24%). We had 615 full-time employees at December 31, 2004, including 198 sales representatives.

We are a public company and our common shares are listed under the symbol “RBA” on the New York Stock Exchange and, since January 27, 2004, the Toronto Stock Exchange (the TSX). At February 21, 2005 we had 34,277,300 common shares issued and outstanding and stock options outstanding to purchase a total of 994,798 common shares. On May 4, 2004, our issued and outstanding common shares were split on a two-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.

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Sources of Revenue and Revenue Recognition

A key indicator of our operating performance is gross auction sales, representing the total proceeds from all items sold at our auctions during the period. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. However, we believe that gross auction sales provides an important comparative measure of our relative operating performance between periods. Auction revenues are reported as the top line of our Statement of Operations and, as with certain other Statement of Operations line items, are best understood by considering their relationship to gross auction sales.

Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the Internet purchase fee and proxy purchase fee applicable to purchases through our Internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately 75% of our gross auction sales volume on an annual basis.

In certain other cases, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a negotiated percentage of any sales proceeds in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced and, if proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume. Our exposure from these guarantee contracts fluctuates over time, but industrial auction guarantees are generally outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time, because many of the contracts are signed in the fall of one year for auctions to be held in the spring of the next year. The combined exposure at any time from all outstanding guarantees is usually less than $30 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. In recent periods, guarantee contracts have generally represented in the range of 15% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction sale and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have generally represented in the range of 10% of gross auction sales on an annual basis.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. As a result, the mix of contracts in a particular quarter or year is not necessarily indicative of future performance. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) depend on the mix and performance of contracts entered into with consignors in any particular period and fluctuate from period to period. Our auction revenue rate performance is presented below.

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Prior to 2002, our long-term expected average auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and proxy and Internet purchase fees in 2003, our long-term expected average auction revenue rate increased to approximately 9.30%. At the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average auction revenue rate to 9.50%. At the end of 2003 we estimated that our average expected auction revenue rate for 2004 would be in the range of 9.50% to 10.00%, and the actual rate was 10.19%. Although we achieved a higher than expected auction revenue rate in 2004, we do not believe that this level is sustainable and continue to expect that our auction revenue rate in 2005 will be in the range of 9.50% to 10.00%.

The largest contributor to the variability in our auction revenue rate is the performance of our underwritten business (guarantee and inventory contracts). In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate. See further discussion of our auction revenue rate under “Results of Operations – Auction Revenue.”

Our gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.

Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period-to-period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.

Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual basis, rather than on a quarterly basis.

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Recent Developments

In January 2005 we hired our first sales representative in Poland. We also moved into our new permanent auction site in Sacramento, California. In February 2005 we held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction sales of $79 million.

Developments in 2004

Our primary goals for 2004 were to grow gross auction sales, improve sales force productivity, and increase our customer base. Our related goals included continued expansion into related markets and regions, and use of the Internet and other technology to enhance our business. All of these goals were achieved in 2004, as discussed throughout this report.

David E. Ritchie, our current Chairman, retired from his position as our Chief Executive Officer, or CEO, effective October 31, 2004. Our Board of Directors appointed Peter J. Blake, our former Senior Vice-President and Chief Financial Officer, to become CEO when Mr. Ritchie retired. Robert S. Armstrong, our former Vice-President Finance and Corporate Secretary, was appointed Vice-President Finance, Chief Financial Officer and Corporate Secretary effective November 1, 2004. Mr. Ritchie will continue as Chairman of our Board of Directors.

During the fourth quarter of 2004 we established a presence in China, opening a representative office in Beijing with three full-time employees, and we hired a sales representative in India, who is our first full-time representative in this country. Also during the fourth quarter, we purchased 75 acres of land in Nashville, Tennessee, on which we intend to build a permanent auction site. In addition in 2004 we opened a representative office in Jakarta, Indonesia and an office in Tehran, Iran.

On October 29, 2004, our Board of Directors appointed Beverley Briscoe to the Board. Ms. Briscoe has an extensive background working in industries complementary to the auction business, most recently as the president of her own transportation services company, Hiway Refrigeration Ltd. Prior to purchasing Hiway Refrigeration in 1997, Ms. Briscoe held senior executive positions with Wajax Industries Ltd., the Rivtow Group of Companies, and the Jim Pattison Group. Ms. Briscoe is Chair of the British Columbia Government’s Industry Training Authority, a member of the Boards of BC Rail Corporation, Dental Technologies Inc. and Westminster Savings Credit Union, as well as a Director of the Boys and Girls Club of Greater Vancouver.

On April 16, 2004, Eric Patel was elected to our Board of Directors. Mr. Patel has extensive business and financial experience, most recently as the CFO of Crystal Decisions, Inc., a privately held software company. Prior to joining Crystal Decisions in 1999, Mr. Patel held executive level positions, including that of CFO, with University Games, Inc., and worked for Dreyer’s Grand Ice Cream, Marakon Associates strategy consultants and Chemical Bank.

With the addition of Ms. Briscoe and Mr. Patel, our Board of Directors is now comprised of a majority of independent directors. Ms. Briscoe and Mr. Patel joined Edward Moul on our Audit Committee; Chuck Croft and Russell Cmolik stepped down from the Audit Committee during the year. Ms. Briscoe, Mr. Patel and Mr. Croft were appointed to the newly created Nominating and Corporate Governance Committee effective October 29, 2004.

In 2004 we set several Company gross auction sales records, including achieving the highest level of full-year gross auction sales ever. Our record-breaking performance started in February 2004 at our permanent auction site in Orlando, Florida, when we sold over $64 million in trucks and equipment, setting a new record for the largest auction in Ritchie Bros.’ history. In December we broke the record that had been set in February and set a new benchmark for our largest auction with a $68 million sale at our permanent auction site in Moerdijk in The Netherlands. During 2004 we set eight new regional records, including the largest Canadian sale in the Company’s history.

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Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements. Note 1 summarizes the accounting policies and methods used in the preparation of our consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

Valuation of Goodwill

We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.

In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our company’s fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2004 and determined that no impairment had occurred.

Accounting for Income Taxes

We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.

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New Accounting Policies

Stock-based Compensation

Prior to January 1, 2003, we recognized stock-based compensation expense using the intrinsic value method of accounting at the date of grant of the underlying stock option. Under the intrinsic value method, no compensation costs were recognized in the financial statements for stock options granted to employees and directors when they were issued at market value.

In 2003 we adopted on a prospective basis the fair value based method of accounting for all employee and director stock options granted, modified or settled on or after January 1, 2003. Under the fair value based method of accounting, compensation cost is measured using the Black-Scholes option pricing model at the date of underlying option grant and is expensed over the underlying award’s vesting period. For the year ended December 31, 2004, we recorded stock-based compensation expense (net of future income tax impact of $0.5 million) of $1.0 million, or $0.03 per common share, basic and diluted (2003 – $0.9 million, or $0.05 per common share, basic and diluted). No fair value stock-based compensation expense has been recognized for any stock option grants in any years prior to January 1, 2003.

Recent Accounting Pronouncements

In March 2003 the Accounting Standards Board in Canada issued Handbook Section 3110, Asset Retirement Obligations, effective for years beginning on or after January 1, 2004. The new section establishes standards for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets. We adopted this standard effective January 1, 2004 and it did not have a material impact on the presentation of our financial condition or results of operations.

Overall Performance

For the year ended December 31, 2004 we recorded auction revenues of $182.3 million and net earnings of $34.9 million, or $1.01 per diluted common share. This performance compares to auction revenues of $161.5 million and net earnings of $36.6 million, or $1.07 per diluted common share, in 2003. Although our auction revenues increased compared to the prior year, we experienced a decrease in our net earnings, mainly as a result of higher general and administration costs and income taxes. In addition, although we had growth in our gross auction sales, we experienced an auction revenue rate of 10.19% in 2004, which was lower than the rate of 10.36% achieved in the prior year. We ended the year with working capital of $36.9 million, compared to $35.7 million at the end of 2003.

Selected Annual Information

The following selected consolidated financial information as at December 31, 2004, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2004 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.

Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 12 of our consolidated financial statements for the year ended December 31, 2004. All dollar amounts in the following table and related notes are in thousands of United States dollars, except per share data.

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	Year Ended December 31,
	2004	2003	2002

Statement of Operations Data:
Auction revenues (1)	$182,257	$161,542	$133,552
Direct expenses	(23,472)	(22,099)	(19,684)

	158,785	139,443	113,868
Operating expenses (2)(3)	100,539	86,750	74,841

Earnings before income taxes	58,246	52,693	39,027
Income taxes (4)	23,347	16,099	10,656

Net earnings	$34,899	$36,594	$28,371

Net earnings per share — basic	$1.02	$1.08	$0.84
Net earnings per share — diluted	1.01	1.07	0.84

Cash dividends declared per share (5)	$0.37	$0.15	$–

Balance Sheet Data (period end):

Working capital (including cash)	$36,871	$35,700	$25,443
Capital assets	226,624	210,416	193,490
Total assets	442,409	413,362	329,136
Long-term liabilities	18,714	34,613	67,336

(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit on the sale of inventory items, fees charged to buyers and incidental interest income.

(2)	Operating expenses include depreciation and amortization, general and administrative and other income and expenses.

(3)	We adopted the fair value method of accounting for stock-based compensation in 2003, in accordance with amended accounting pronouncements in Canada and the United States. General and administrative expenses include stock-based compensation charges in 2004 of $1,467 ($991, or $0.03 per share basic and diluted, net of taxes) and in 2003 of $1,047 ($880, or $0.05 per share basic and diluted, net of taxes).

(4)	Income taxes in 2004 include taxes of $2,106 recorded in connection with realized foreign exchange gains at the subsidiary level relating to certain term debt that came due in 2004.

(5)	In addition to the cash dividends declared and paid in 2004, we declared a cash dividend of $0.11 per common share on January 28, 2005 relating to the quarter ended December 31, 2004, which is not included in this amount.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In 2004, approximately 35% of our revenues and approximately 40% of our operating costs were denominated in currencies other than the United States dollar, which is roughly consistent with the relative proportions in recent periods.

The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar, the Euro, and the Australian dollar. In the past, fluctuations in the value of these currencies have not had a material impact on the presentation of our results of operations. However, in recent periods there has been a significant increase in the value of these currencies relative to the United States dollar. This increase, which we refer to in this discussion as the currency fluctuation, has

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resulted in higher reported auction revenues and operating costs than would have been reported had there been no currency fluctuation, as discussed in more detail below. However, the higher reported auction revenues and operating expenses in our consolidated financial statements largely offset, making the impact of the currency fluctuation on our net earnings essentially neutral.

United States Dollar Exchange Rate Comparison

Years ended December 31,	2004	% Change	2003	% Change	2002

Value of one U.S. dollar:

Year-end exchange rate:
Canadian dollar	$1.1995	-7.5%	$1.2965	-17.8%	$1.5776
Euro	€0.7371	-7.1%	€0.7938	-16.7%	€0.9530

Average exchange rate:
Canadian dollar	$1.3013	-7.1%	$1.4010	-10.8%	$1.5703
Euro	€0.8048	-9.1%	€0.8853	-16.6%	€1.0613

Auction Revenues

Years ended December 31,	2004	2003	% Change

Auction revenues – United States(1)	$104,618	$92,273	13%
Auction revenues – Canada(1)	36,258	30,752	18%
Auction revenues – Europe(1)	26,988	21,262	27%
Auction revenues – Other(1)	14,393	17,255	-17%

Total auction revenues	$182,257	$161,542	13%

Gross auction sales	$1,789,402	$1,559,393	15%

Auction revenue rate	10.19%	10.36%

Note:

(1)	Information by geographic segment based on auction location.

The increase in auction revenues in 2004 was attributable to higher gross auction sales and the impact of the currency fluctuation. Gross auction sales in 2004 increased in the United States, Canada and Europe compared to the year ended December 31, 2003. Gross auction sales for the year ended December 31, 2004 include $45.2 million relating to agricultural auctions held during the year (2003 — $22.4 million). The decrease in the auction revenue rate in 2004 can be attributed mainly to the performance of our guarantee and inventory contracts. The auction revenue rate performance of these contracts was not as strong as their unusually strong performance in 2003. This underwritten business represented 23% of our total gross auction sales in 2004, which is in a similar range to the levels experienced in prior years (26% in 2003 and 20% in 2002).

Our auction revenue rate of 10.19% for 2004 was only slightly above our expected range of 9.50% to 10.00%. We expect that our auction revenue rate will be within the range of 9.50% to 10.00% for 2005. Past experience has shown that our auction revenue rate is difficult to estimate precisely, and therefore, the actual auction revenue rate in the future may be above or below this range.

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A small change in our auction revenue rate can have a material impact on our auction revenues and therefore, our net earnings. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would have impacted auction revenues by approximately $1.8 million in 2004, of which approximately $1.1 million or $0.03 per share would have flowed through to net earnings in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

Direct Expenses

Years ended December 31,	2004	2003	% Change

Direct expenses	$23,472	$22,099	6%
Direct expenses as a percentage of gross auction sales	1.31%	1.42%

Direct expenses consist of costs incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, advertising specifically related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites.

Direct expenses as a percentage of gross auction sales, or the direct expense rate, fluctuate based on the size and location of auctions held each period. As the size of auctions increases, the direct expense rate generally decreases. Moreover, auctions held at permanent auction sites tend to have lower direct expense rates than auctions held at temporary locations due mainly to the economies of scale and other efficiencies typically achieved at permanent auction sites. During 2004 we had eight auctions that achieved record-breaking gross auction sales and this contributed to an increase in the average size of our auctions for the year. The average gross auction sales at our industrial auctions in 2004 increased to $12.0 million, from an average of $10.9 million in 2003. These factors contributed to a lower direct expense rate compared to the prior year. We expect that the direct expense rate will be in the range of 1.30% for 2005.

Depreciation Expense

Years ended December 31,	2004	2003	% Change

Depreciation expense	$12,708	$11,773	8%

Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings and site improvements, automobiles, yard equipment, and computer hardware and software. Depreciation expense grew primarily as a result of the depreciation of new auction facilities constructed over the past few years and increasing charges related to capitalized software development costs. In addition, the currency fluctuation resulted in higher depreciation expense on assets denominated in currencies other than the United States dollar.

We anticipate that depreciation expense will continue to increase in the future as existing auction sites are improved and additional permanent auction sites are acquired and developed, and as capitalized expenditures relating to our M07 strategic initiative are depreciated.

General and Administrative Expenses

Years ended December 31,	2004	2003	% Change

General and administrative expenses	$85,667	$71,265	20%
G&A as a percentage of gross auction sales	4.79%	4.57%

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General and administrative expenses, or G&A, include items such as employee expenses (salaries, wages, performance bonuses and benefits), non-auction related travel, information technology, repairs and maintenance, telecommunications, insurance, rent and lease payments, professional fees, utilities, and institutional advertising. The increase in G&A is attributable to a number of factors, including the currency fluctuation and increased costs incurred in 2004 to support our growth initiatives (such as salaries and wages, information technology, and repairs and maintenance). We also recorded higher employee performance bonus accruals as a result of our executive long-term incentive plan (known as the ELTIP) adopted during the year. The ELTIP was introduced to ensure that our senior managers have meaningful investments in our common shares and to align better their interests with those of our shareholders. In addition, G&A expenses increased as a result of a change in our method of allocating costs to internal software development projects, which caused a lower level of costs to be capitalized to such projects in 2004. Although we expect G&A as a percentage of gross auction sales to decrease going forward, future levels of G&A will continue to be affected by the expansion of infrastructure and workforce necessary to support our growth plans, as well as other factors including fluctuations in foreign exchange rates.

Interest Expense

Years ended December 31,	2004	2003	% Change

Interest expense	$3,217	$4,772	(33%)

Interest expense is comprised mainly of interest and bank charges paid on long term and revolving debt and operating credit lines. Interest expense decreased in 2004 because of lower average debt balances and lower average interest rates applicable to that debt. During 2004, we capitalized $0.3 million of interest related to properties under development, compared to $0.2 million in 2003.

Income Taxes

Years ended December 31,	2004	2003	% Change

Income taxes	$23,347	$16,099	45%
Effective income tax rate	40.1%	30.6%

Income taxes have been computed based on rates of tax that apply in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2004 was higher than the rate we experienced in 2003 as a result of differences in earnings within the various tax jurisdictions in which we earn our income. In addition, realized foreign exchange gains at the subsidiary level on certain term debt that came due in 2004 resulted in an increase of $2.1 million in our income tax provision for the year. This portion of the income tax provision is unrelated to our operations and we do not expect to incur an equivalent charge in future periods. Absent this component, our income tax rate for 2004 would have been 36.5%. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings

Years ended December 31,	2004	2003	% Change

Net earnings before income taxes	$58,246	$52,693	11%
Net earnings	34,899	36,594	(5%)
Net earnings per share — basic	1.02	1.08	(6%)
Net earnings per share — diluted	1.01	1.07	(6%)

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Excluding the impact of charges of $2.1 million to our income tax provision in 2004 that we do not expect to recur in future periods (as discussed above), our net earnings for 2004 would have been $37.0 million, or $1.08 per basic share and $1.07 per diluted share. The currency fluctuation did not have a material net effect on earnings for the year ended December 31, 2004 or 2003.

Summary of Fourth Quarter Results

We earned auction revenues of $57.1 million and net earnings of $11.3 million, or $0.34 per basic share and $0.33 per diluted share, during the fourth quarter of 2004, which compares to auction revenues of $47.7 million and net earnings of $12.4 million, or $0.37 per basic share and $0.36 per diluted share, in the fourth quarter of 2003. Excluding the $1.2 million impact of income taxes attributable to realized foreign exchange gains at the subsidiary level on certain term debt that came due in the second half of 2004, which we do not expect to recur in future periods, net earnings for the fourth quarter of 2004 would have been $12.6 million, or $0.37 per basic share and $0.36 per diluted share. The fourth quarter is typically one of our stronger quarters, because of the seasonality inherent in our business, as discussed above. Our gross auction sales were $549.8 million for the quarter ended December 31, 2004, which is an increase of 15% compared to the same period in 2003. We achieved growth in all of our main markets during the fourth quarter of 2004 compared to the same period in 2003.

Although our fourth quarter auction revenue rate increased to 10.39% from 10.00% in the fourth quarter of 2003, we experienced a 9% decrease in our earnings because higher auction revenues were offset by increased G&A and higher income taxes resulting from charges unrelated to our operations that we do not expect to incur in future periods, as discussed above. Our G&A increased because of higher costs associated with ongoing growth in our business, for example employee performance bonus accruals, employee wages and property-related costs, and accruals in connection with the ELTIP implemented in 2004. Currency fluctuations contributed further to the increase in G&A.

We repaid long-term debt of $51.6 million during the fourth quarter of 2004, and borrowed $32.5 million. Capital asset additions were $8.2 million for the quarter, compared to $4.6 million in the comparable quarter in 2003. Our capital expenditures in 2004 related primarily to the construction of our new permanent auction site in Sacramento, California and to the purchase of land in Nashville, Tennessee. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a further increase in our reported capital assets on our consolidated balance sheet of $6.2 million in the fourth quarter of 2004 compared to an increase of $5.2 million in the equivalent period in 2003.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2004. All dollar amounts in the following tables and related footnotes are stated in thousands of United States dollars, except per share data.

	Q4 2004	Q3 2004	Q2 2004	Q1 2004

Gross auction sales (1)	$549,796	$307,188	$553,776	$378,642

Auction revenues	$57,142	$31,449	$55,996	$37,670
Net earnings (2)	11,335	1,810	15,164	6,590

Net earnings per share — basic	$0.34	$0.05	$0.44	$0.19
Net earnings per share — diluted	0.33	0.05	0.44	0.19

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	Q4 2003	Q3 2003	Q2 2003	Q1 2003

Gross auction sales (1)	$477,107	$277,832	$462,979	$341,475

Auction revenues	$47,719	$29,785	$47,657	$36,381
Net earnings	12,417	2,721	12,881	8,575

Net earnings per share — basic	$0.37	$0.08	$0.38	$0.25
Net earnings per share — diluted	0.36	0.08	0.38	0.25

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Net earnings in the third and fourth quarters of 2004 reflect income taxes of $888 and $1,218, respectively, recorded in connection with realized foreign exchange gains at the subsidiary level on certain term debt that came due in the second half of 2004. Excluding this charge, which we do not expected to recur in future periods, net earnings would have been $2,698, or $0.08 per share basic and diluted, for the third quarter and $12,553, or $0.37 per basic share and $0.36 per diluted share, for the fourth quarter.

Liquidity and Capital Resources

December 31,	2004	2003	% Change

Working capital	$36,871	$35,700	3%

Our cash position can fluctuate significantly from period to period, largely as a result of differences between the timing, size and number of auctions, the timing of the receipt of auction sale proceeds from buyers, and the timing of the payment of net amounts due to consignors. We usually collect auction proceeds from buyers within seven days of the auction and generally pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at December 31, 2004 is adequate to meet our needs.

	Payments Due by Year
Contractual Obligations	Total	In 2005	In 2006 and 2007	In 2008 and 2009	After 2009

Long-term debt	$45,925	$35,133	$10,577	$215	$—
Operating leases	3,654	1,330	1,599	725	—
Other long term obligations	2,752	1,189	1,563	—	—

Total contractual obligations	$52,331	$37,652	$13,739	$940	$—

Our long-term debt due within one year in the table above includes certain revolving loans that we expect to extend when they come due and certain term loans that we expect to renegotiate. Our current assets at December 31, 2004 included funds committed for debt repayment of $1.9 million, which could be used to reduce the amount payable on any of the term loans that may be repaid in 2005 (see further discussion of long-term debt below). Our operating leases related primarily to land on which we operate regional auction units. These properties are located in the United States, Australia, Singapore, Mexico, Canada and the United Arab Emirates.

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Future interest expenses over the next five years are as follows:

	In 2005	In 2006	In 2007	In 2008	In 2009

Interest expense on long-term debt	$1,183	$286	$22	$14	$—

In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure at December 31, 2004 from these guarantee contracts was $20.9 million (compared to $9.8 million at December 31, 2003), which will be offset by the proceeds that we receive from the sale at auction of the related equipment. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

December 31,	2004	2003	% Change

Cash provided by (used in):
Operations	$58,656	$77,832	(25%)
Investing	(24,555)	(11,021)	(123%)
Financing	(24,622)	(13,793)	(79%)

Capital asset additions were $23.5 million for the year ended December 31, 2004 compared to $16.3 million in 2003. Our capital expenditures in 2004 related primarily to the construction of our new permanent auction site in Sacramento, California. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a further increase in our reported capital assets on our consolidated balance sheet of $7.4 million in 2004 compared to an increase of $17.8 million in 2003.

During the year ended December 31, 2004 we completed the following property acquisitions and disposals:

•	In October we entered into an agreement to dispose of our property in Ocala, Florida for proceeds approximating its book value of $2.1 million. The proceeds will be received over a period not to exceed three years and the transaction is being treated as a sales-type lease. The land was no longer being used in our operations.

•	In November we purchased a parcel of land in Nashville, Tennessee for approximately $1.9 million. We intend to develop the property for a new permanent auction site.

We also have options to purchase certain other parcels of land in the United States, but because we were not obligated to purchase any of this land, the options were not recorded as liabilities in our financial statements. Subsequent to December 31, 2004 we disposed of a parcel of land in Lake Worth, Texas with a book value of $0.5 million for proceeds of $6.0 million. The land was not being used in our operations.

We intend to add additional permanent auction sites in selected locations around the world as appropriate opportunities arise, though actual expenditure levels in the future will depend on our ability to identify, acquire and develop suitable auction sites. We expect that capital expenditures, including maintenance capital expenditures, will be in the range of $15 million to $20 million per year on average for the next few years. Additional expenditures may also be required to achieve our Mission 2007 strategic initiatives, depending on the scope of our required system improvements.

We paid regular quarterly cash dividends totaling $0.37 per share in 2004, for total dividend payments of $12.6 million, compared to total dividend payments of $5.1 million in 2003. On January 25, 2005, our Board of Directors declared a quarterly cash dividend of $0.11 per common share relating to the quarter ended December 31, 2004. The dividend will be payable on March 18, 2005 to shareholders of record on February 25, 2005. The total dividend payment is expected to be approximately $3.8 million.

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December 31,	2004	2003	% Change

Long-term debt (including current portion of long-term debt)	$45,925	$70,788	(35)%

Credit facilities — total available:	$159,923	$199,603

Credit facilities — total unused:	$113,998	$128,815

We have established credit facilities with financial institutions in the United States, Canada, The Netherlands, and Australia. We had no floating rate debt at December 31, 2004 (December 31, 2003 – $4.4 million). However, certain of our long-term debt at December 31, 2004 consisted of revolving loans drawn on credit facilities, most of which were recorded in current liabilities in our financial statements. Some of these revolving loans will be extended in 2005 when they come due, and are subject to short-term interest rates until their due dates. During the year ended December 31, 2004 we repaid long-term debt of $58.5 million, compared to $3.7 million in 2003, and borrowed $32.5 million. We had no new borrowings in 2003. At December 31, 2004, we were in compliance with all of the financial covenants applicable to our long-term debt.

Quantitative and Qualitative Disclosure about Market Risk

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar, which is our reporting currency. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the year ended December 31, 2004, approximately 35% of our revenues were earned in currencies other than the United States dollar and approximately 40% of our operating costs were denominated in currencies other than the United States dollar. We have not hedged against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar.

During the year ended December 31, 2004 we recorded an increase in our foreign currency translation adjustment balance of $8.8 million, compared to $17.2 million in 2003. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency. Increases in this balance arise primarily from the strengthening of non-United States currencies against the United States dollar.

Transactions with Related Parties

During the year ended December 31, 2004, we paid approximately $0.8 million to D.E.R. Resorts Ltd. (or Resorts), a company controlled by David E. Ritchie, the Chairman of our Board of Directors and our former Chief Executive Officer. The costs were incurred pursuant to agreements, approved by our Board of Directors, by which Resorts agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. We believe that the terms of the agreements were at least as favorable to us as we could have obtained from a third party. We have entered into similar agreements with Resorts in the past and intend to do so in the future.

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Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	growth of our operations;

•	expansion of the markets and market segments (geographic and otherwise) in which we conduct auctions, including the international used industrial equipment market;

•	increases in the number of consignors and bidders participating in our auctions and the average size of our auctions;

•	our competitive strengths;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	our gross auction sales, auction revenues and auction revenue rates, including expected auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	our direct expense rates, depreciation expenses and potential changes in income taxes;

•	the effect on our general and administrative expenses of expanded infrastructure and workforce;

•	our future capital expenditures;

•	income taxes in future periods;

•	our Internet initiatives and the contribution to our operating results from Internet-based auction purchases;

•	amounts of our revenues and operating costs denominated in currencies other than the U.S. dollar and the effect of any currency exchange fluctuations;

•	renegotiating and extending existing indebtedness; and

•	financing available to us.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

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Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of future performance. Some of the more important risks we face are outlined below and should be considered by holders of our common shares. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

We may incur losses related to our guarantee and outright purchase contracts and advances to consignors.

We generally offer our services to consignors on a straight commission basis. In some cases we will, subject to our evaluation of the items being consigned, either offer to:

•	guarantee the consignor a minimum level of sale proceeds, regardless of the ultimate results of the auction; or

•	purchase the equipment directly from the consignor for sale in a particular auction.

If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid, we will incur a loss. Because all of our auctions are unreserved, we cannot protect against these types of losses by bidding on or acquiring any items at the auctions. In recent periods, guarantee contracts and our direct purchases and sales of inventory have generally represented approximately 25% of our annual gross auction sales.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may incur losses related to our guarantees of clear title on the assets sold at our auctions.

We guarantee that each item purchased at our auctions is free of liens and other encumbrances up to the purchase price paid by the buyer, where title registries are commercially available. While we expend considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction sale, occasionally we have not properly identified or discharged liens and have had to make payments to the relevant lienholders or purchasers. If we are unable to recover sufficient funds from the consignors to offset these payments, we will incur a loss; aggregate losses from these payments could be material.

We may incur losses as a result of legal and other claims.

We are subject to legal and other claims which arise in the ordinary course of our business. While the results of these claims have not historically had a material adverse effect on our financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur a loss. Aggregate losses from these claims could be material.

Our operating results are subject to quarterly variations.

Our revenues and operating results historically have fluctuated from quarter to quarter. Among the factors that we expect will continue to cause these fluctuations are:

•	the timing, frequency and size of auctions;

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•	the seasonal nature of the auction business in general, with peak results typically in the second and fourth calendar quarters, primarily due to the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction sites and related costs.

Additionally, we generally incur substantial costs when entering new markets, and the profitability of operations at a new location is uncertain due to heightened variability in the number and size of auctions at these sites. These and other factors may cause our future results to fall short of investor expectations or to not compare favorably to past results.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, would harm our business.

Significant erosion in the supply of, demand for, or market values of used trucks and equipment could reduce our auction revenues and impact our financial condition and results of operations. Most of the factors that affect the supply of, and demand for, used trucks and equipment are beyond our control, and market values for used trucks and equipment fluctuate based on circumstances beyond our control. In addition, price competition for new trucks and equipment has a direct impact on the supply of, demand for, and market value of used trucks and equipment.

We may be unable to sustain and manage our growth.

A principal component of our strategy is to continue our growth, primarily by increasing earnings from operations in existing markets and by expanding into new geographic markets and into auction market segments that we have not historically emphasized. We may not be successful in growing our business or in managing this growth. Our growth depends on our ability to accomplish a number of things, including:

•	identifying and developing new markets and market segments;

•	identifying and acquiring, on favorable terms, suitable new auction sites and, possibly, businesses that are suitable acquisition candidates;

•	successfully integrating new sites and any acquired businesses with our existing operations;

•	achieving acceptance by potential consignors and buyers of the auction process generally;

•	establishing and maintaining favorable relationships with consignors and bidders in new markets and market segments, and maintaining these relationships in existing markets;

•	capitalizing on changes in the supply of and demand for industrial assets, both on a local and global basis;

•	receiving required governmental authorizations for proposed development or expansion;

•	designing and implementing business processes that are able to profitably support our growth; and

•	successfully managing expansion and obtaining required financing.

Any growth we achieve may require additional employees and increase the scope of both our operating and financial systems and the geographic area of our operations. This will increase our operating complexity and the level of responsibility of existing and new management personnel. We may be unable to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. Our ability to improve our systems and controls may be limited by increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our prospects or our ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than our current markets.

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Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability, which could harm our operating results.

We conduct business globally and intend to continue expanding our international presence. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations may adversely affect our business in international markets and our related operating results. Fluctuations in currency exchange rates between the different countries in which we conduct auctions impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between different countries. These factors and other global economic conditions may impair our business and harm our operating results.

Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Changes in currency exchange rates against the United States dollar, particularly for the Canadian dollar or the Euro, could affect the results presented in our financial statements and cause our earnings to fluctuate.

Competition in our core markets may lead to reduced revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through Internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.

We depend on a number of key personnel, and our business could be harmed if we lost the services of one or more of them. We also have a new CEO effective November 1, 2004

Our future performance and development will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. The loss of the services of one or more of these individuals could harm our business. We do not maintain key man insurance on the lives of any of our executive officers. Our success will depend largely on our continuing ability to attract, develop and retain skilled employees in all areas of our business. Peter J. Blake, our former Senior Vice-President and Chief Financial Officer, became CEO effective November 1, 2004, replacing David E. Ritchie, who had been CEO for many years and is one of our founders. Although Mr. Blake has been with Ritchie Bros. for 14 years, he does not have the same years of experience as Mr. Ritchie and has not previously been in the CEO role.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses or limit our operations and ability to expand.

A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability

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to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.

Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighboring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover any liability we incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Our Internet-related initiatives may not improve our results over the long term and are subject to technological obsolescence and potential service interruptions; in addition, we may not be able to compete with our competitors’ technologies.

We have invested significant resources in the development of our Internet presence, including our rbauctionBid-Live Internet bidding service. In spite of our investment, these new technologies may not result in any material improvement in our financial condition or results of operations over the long term and may require further investment. We may also not be able to continue to adapt our business to Internet commerce, our Internet technologies may become obsolete, and we may not be able to compete effectively against Internet auction services offered by our competitors.

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The success of our rbauctionBid-Live service and other services offered over the Internet, including equipment-searching capabilities, will depend largely on the continued development and maintenance of our infrastructure and the Internet in general. The performance of the Internet, as well as some of our internal hardware and software systems, is critical to our ability to offer online services. “Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other Internet access delays, may in the future interfere with the performance of the Internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the Internet. If we were unable to provide services over the Internet at an acceptable level of performance or reliability, our reputation could be damaged, which might result in us losing customers, which could result in adverse consequences for our business.

Our business is dependent on the availability and performance of our internal technology infrastructure

The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. If we are unable to expand and upgrade our systems and infrastructure to accommodate any increases in the use of our Internet services in a timely fashion, or should we lose access to or the functionality of our systems for any reasons, our business could be harmed.

We use both internally developed and licensed systems for transaction processing and accounting, including billing and collections processing. We may need to improve these systems in order to accommodate the growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could have adverse consequences on our business. These difficulties could harm or limit our ability to expand our business.

We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could damage our business and lead to financial losses, which could be material.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

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